Exhibit 1

Ned L. Sherwood

151 Terrapin Point

Vero Beach, FL 32963

Tel: (772) 257-6658

September 3, 2021

Board of Directors

Navios Maritime Partners GP

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

To Whom It May Concern:

As you will see from our latest 13D amendment filed with the SEC, Navios Maritime Partners LP’s (“NMM”) illogical share issuances via ATM’s and its proposed acquisition of Navios Maritime Acquisition Corporation (“NNA”) have reduced our percentage ownership from 5.80% to 4.39%.

With regard to the NNA acquisition, we are not sure whether we are better or worse off -- only time and tanker rates will tell. With regard to selling equity via ATM’s at significantly below true net asset value, we do know that we are NOT better off. As the Founder and GP of private equity firm ZS Fund, we always valued our LPs and treated them as true “partners” – not just sources of cash and second-class citizens.

We believe that in most partnerships, the GP and LP interests are aligned; however, that is not the case in “Angeliki-land”. In the “Angeliki-land” we find ourselves in today, the focus seems to be on acquiring more ships, and not creating more value for the limited partners. More ships in all likelihood means Angeliki’s private ship management company reaps more buy and sell commissions and higher management fees, while NMM’s LPs are left with a greater discount to book value. In other words, more ships are not better when NMM trades at a discount to net asset value.

Furthermore, in our opinion, NNA was in a liquidity bind and could have been acquired for approximately $50 million less than the stated purchase price given its desperate financial situation; however, for Angeliki’s empire that would not have been good. Thus, a shotgun acquisition (structured without the necessity of an LP vote) was blessed by independent parties like S. Goldman LLC (the majority of whose fees come from Navios entities), Jefferies LLC (which will no doubt receive a potentially significant fee from the arrangement) and the NMM Board of Directors and Conflicts Committee (which appears to routinely approve non-arm’s length transactions between NMM and entities controlled by Angeliki).

Notwithstanding what we see as Angeliki’s dictatorial and self-serving antics, the booming dry bulk and container markets augur well for NMM’s continued success given its expected massive increases in cash flow. However, we believe the replacement of Angeliki as GP by virtually any other shipping company would lead to an even greater appreciation for NMM LP interests.

Although our initial 13D and letter to NMM included but a few simple suggestions, we were shocked to receive unsolicited emails from holders of approximately 30 – 40% of outstanding LP shares supporting the replacement of Angeliki’s current practices with the shareholder friendly suggestions that MRMP previously outlined.

In addition, based on correspondence with third parties in the industry, we believe certain large shipowners would be interested in acquiring NMM if Angeliki no longer served as GP. Despite the obvious benefits that could be achieved if such changes were implemented, MRMP does not plan to fund a proxy fight seeking to remove Angeliki as the GP given that a 66 2/3 percent vote is necessary to effect her removal as GP. While her direct ownership is only around 10%, the odds of success would be slim and we fear a proxy fight may lead her to issue even more shares into friendly hands in order to further dilute our votes and to protect her continued role as GP. Instead, we prefer to focus our efforts on productive ways to create additional LP value, not ways to destroy it.

Hopefully, Angeliki will give serious consideration to the suggestions and proposals enumerated in our letters and 13D filings and give some deference to the LPs in a show of some respect. We reiterate these suggestions below.

1)	NMM should cease all ATM LP equity issuance at values less than 85% of a reasonable estimate of fleet value. In fact, NMM should explore LP share buybacks in order to take advantage of the current discounted price.

2)	If NMM continues to trade at approximately 50% or less of market value, the GP should endeavor to sell ships from their fleet to realize proceeds closer to the 100% of market value and pay down debt, buyback LP interests or distribute proceeds to LP holders.

3)	In our opinion, the current debt level at NMM is reasonable (if not below the norm) versus comparable companies, therefore, NMM’s GP and management should set a distribution percentage of no less than 75% of estimated annual free cash flow. MLP’s are supposed to distribute the bulk of their free cash flow to LP holders, and Angeliki’s erratic policies and reluctance to distribute cash lead to uncertainty and discounted equity valuations.

Additionally, we believe that the independent directors of NMM should mandate that Angeliki’s private ship management entity be merged with NMM in order to avoid future conflicts of interest. In our opinion this would cause NMM’s share price to jump immediately.

Until Angeliki decides to treat shareholders as “partners” in this venture, we would encourage all LP holders to vote against any proposal brought forth by the GP (acknowledging the unfortunate fact that the recently announced NNA transaction was structured in a manner to avoid an LP vote).

In the meantime, we hope that the dry bulk and container rates continue to soar and the tanker market rebounds resulting in NMM LP price appreciation albeit at a substantial “Angeliki discount.”

In conclusion, we hope that Angeliki as GP begins to implement LP friendly actions (not GP friendly actions) that lead to a reduction in the massive “Angeliki discount” on the LP interests. A merger with her private ship management company would be a great first step. If not, we hope that another more LP friendly ship company ultimately attempts to take advantage of the significant under-valuation and bids for NMM. We believe that the majority of the shareholder base would benefit from such an offer.

Sincerely,

/s/ Ned L. Sherwood
Ned L. Sherwood